

February 28, 2011

Michael Celano
Chief Financial Officer
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341

> **Re:** **Kensey Nash Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 10, 2010**
> **File No. 001-34388**

Dear Mr. Celano:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data, page 48

Note 1 – Summary of Significant Accounting Policies, page 54

1.   You disclose that cash and cash equivalents represent cash in banks and short-term investments having an original maturity of less than three months. Please tell us how you considered the definition of cash equivalents in ASC 230-10-20 whereby cash equivalents are should also be highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

2.   We note the disclosure that certain of your arrangements with customers contain multiple elements. Please describe for us in greater detail the nature of these multiple deliverable arrangements, identify the significant deliverables within these arrangements and describe the general timing of delivery or performance of service for these deliverable within these arrangements. Describe for us how your accounting for and valuation of the multiple element arrangements complies with FASB ASC 605-25 and the related FASB ASU 2009-13. Please also quantify for us the amounts recorded in your financial statements for multiple element arrangements for the periods presented in the Form 10-K and the subsequent quarterly periods.

3.   Please tell us why you use the word generally in your revenue recognition policies. Tell us whether you have any other revenue recognition policies.

4.   Please tell us the nature of the agreements that result in deferred revenues and how you determined the amount to classify as long-term. Explain how you are accounting for the amounts and the triggers that will cause you to recognize revenue.

Exhibits

5.   We note your application for confidential treatment of portions of Exhibit 2.1 to your report on Form 8-K filed February 3, 2011. We are currently reviewing that application. Please note that any comments we have on the application should be resolved before we complete our review of your annual report on Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant